SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

RELEVANT FACT

     EXECUTION OF SHAREHOLDERS AGREEMENTS FOR THE
IMPLEMENTATION OF PETROCHEMICAL PROJECTS IN VENEZUELA

Braskem S.A. (“Braskem”), in accordance with CVM Ruling 358/02, hereby inform their shareholders and the market of the following:

Braskem’s Board of Directors approved, in a meeting held today, the initial investment of Braskem in Venezuela for the installation of a unit to produce polypropylene integrated with a propane dehydrogenation unit for the production of propylene, and a petrochemical complex for the production of ethylene and polyethylene, through the incorporation of joint ventures between Braskem Europe B.V. and Petroquímica de Venezuela S.A. – Pequiven (“Pequiven”) (“Projects”).

In this context, as already disclosed to the market, the Board of Directors of Braskem approved the execution, by Braskem, through its wholly owned subsidiary Braskem Europe B.V. and Pequiven, of shareholders agreements for the incorporation of two companies, which shall be responsible for the implementation of the Projects. Both companies will be jointly controlled by Braskem and Pequiven, granting to the shareholders equal rights in the management of the companies.

Prolipropileno del Sur, S.A. - Propilsur will be responsible for the construction of a polypropylene plant with capacity of 450,000 t/year integrated with a propane dehydrogenation unit, providing the Project with greater integration and operational flexibility (“Polypropylene Project”). The operational startup of Propilsur is expected for the second half of 2010. The total investment estimated for this Project is US$ 843 million (eight hundred and forty three million dollars), with an initial approved investment for the next phase of US$ 22 million (twenty two million dollars).

Polietilenos de America, S.A. - Polimerica will be responsible for the construction of an ethane cracker with natural gas as feedstock, with ethylene production capacity of 1.3 million t/year, integrated with the production of 1.1 million t/year of polyethylene, which will be produced in three industrial plants – 419 kt/y of high density, 309 kt/y of low density and 440 kt/y of linear low density polyethylene (“Olefins Project”). Operational startup of Polimerica is expected for the second half of 2012. The total investment estimated for this Project is US$ 2,662 billion (two billion and six hundred and sixty two million dollars), with an initial approved investment for the next phase of U$ 160 million (one hundred and sixty million dollars), related to technology license fees, engineering services, personal costs and consulting services, among others.

The Shareholders Agreement establish a next phase for the Projects, when the additional investments will be made to further detail the Projects and to conclude the last technical and economic feasibility study of the Projects. After these events, Braskem and Pequiven, through their Board of Directors, shall take the final investment decision, which is expected for the second half of 2008 for the Polypropylene Project and for the second half of 2009 for the Olefins Project.

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The funding structure of the Projects includes an equity investment of Braskem and Pequiven estimated in 30%, in equal proportions, and around 70% through project finance to be funded by credit export multilateral agencies, development and private banks.

The Projects mark an important milestone in the partnership between Braskem and Pequiven, being a decisive step by Braskem in its internationalization strategy, with the goal of becoming one of the ten largest global petrochemical companies by market value.

The transaction described in this relevant fact will be communicated to the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – Bovespa), to the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), to the U.S. Securities and Exchange Commission – SEC, to NYSE – New York Stock Exchange and to Mercado de Valores Latinoamericanos da Bolsa de Valores de Madri – Latibex.

São Paulo, January 15, 2008

Carlos José de Fadigas de Souza Filho
Investors Relations and Financial Officer
Braskem S.A

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.